February 22, 2011

Kevin L. Vaughn, Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Fax Number:                      (703) 813-6985

RE:           Veritec, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed October 12, 2010

Dear Mr. Vaughn:

The following information is provided on behalf of Veritec, Inc. (“Veritec”) in response to the comments contained in your letter to us, dated February 18, 2011, (a copy of which is attached).  We have reproduced below the Staff’s comments contained in your letter, together with our response.

FORM 10-K for the Fiscal Year Ended June 30, 2010

Item 9A Controls and Procedures, Page 23

1.
Comment: We note your disclosure that “based upon its evaluation, our management, concluded that there are material weaknesses in our internal control over financial reporting.”  Notwithstanding this statement, we do not see where you have provided management’s conclusion as to effectiveness of your internal control over financial reporting.  Please amend the filing to provide the disclosure required by 308T(a)(3) of Regulation S-K.

Response: We agree with your comment and have filed an amended Form 10-K/A.

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Veritec hereby represents that:

•	Veritec is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	Veritec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding the contents of this response.

Very truly yours,

/s John Quentin
Chief Financial Officer
Veritec, Inc.